UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 0-29752

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: December 31, 2002
☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant

Leap Wireless International, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

10307 Pacific Center Court

City, State and Zip Code

San Diego, California 92121

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

     The Company’s management and advisors have been engaged in active negotiations with informal creditors’ committees comprised of holders of Leap’s senior notes and senior discount notes and holders of Cricket’s senior secured vendor debt, regarding an agreement for a plan of reorganization for the Company and its subsidiaries and their indebtedness. The dynamic nature and pace of these ongoing multi-party negotiations have caused key terms and provisions to remain in flux. In addition, these activities have required management to devote substantially all of its time and attention to these matters for the past several weeks. These factors have resulted in the Company’s inability to complete and file its Annual Report on Form 10-K by March 31, 2003, and could not have been eliminated without unreasonable effort or expense.

     Under any plan of reorganization agreed upon with its creditors, the Company expects that there will be very limited or no value flowing to Leap as a result of its ownership interests in the Cricket companies, and that there will be little or no value available for distribution to the common stockholders of Leap.

PART IV — OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Harvey P. White, Chief Executive Officer	(858) 882-6000

(Name)	(Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes  ☐  No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes  ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The consolidated statement of operations for the year ended December 31, 2002 will change significantly from the consolidated statement of operations for the year ended December 31, 2001. Total revenues for the year ended December 31, 2002 were approximately $618.5 million, compared to $255.2 million for the prior period. Operating loss and net loss for the year ended December 31, 2002 were approximately $437.8 million and $648.5 million, respectively, compared to $284.5 million and $483.3 million, respectively, for the year ended December 31, 2001. Due to the brief operating history, incremental nature of market launches, significant growth in customers, large investments in infrastructure and substantial borrowings of the Company and its subsidiaries, most of the elements of the statement of operations, including among others, service revenues, equipment revenues, cost of service, cost of equipment, depreciation and amortization, interest expense and income taxes, are significantly different for the year ended December 31, 2002 compared to the year ended December 31, 2001. In addition, operating loss for the year ended December 31, 2002 included a charge for impairment of goodwill of $26.9 million, while operating loss for the year ended December 31, 2001 was partially offset by gains on sale of wireless licenses of $143.6 million. Net loss for the year ended December 31, 2002 was partially offset by a gain on sale of an unconsolidated wireless operating company of $39.5 million, while net loss for the year ended December 31, 2001 included equity in net loss of unconsolidated wireless operating companies of $54.0 million. The foregoing discussion has been derived from the current draft of the Company’s financial statements which are not yet final, and final results of operations may differ from the approximations herein.

Leap Wireless International, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 31, 2003	By	/s/ HARVEY P. WHITE

Harvey P. White Chief Executive Officer